

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Mr. Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer
101 Hangar Road
Avoca, Pennsylvania 18641

>   **Re: Saker Aviation Services, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 000-52593**

Dear Mr. Ricciardi:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief

Via Facsimile
(570) 451-0952